UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 001-40756

MINORITY EQUALITY OPPORTUNITIES ACQUISITION INC.

(Exact name of registrant as specified in its charter)

100 Executive Court

Waxahachie, TX 75165

(214) 444-7321

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one share of Class A common stock, $0.0001 par value per share, and one redeemable warrant

Class A common stock, par value $0.0001 per share

Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date:

Units, each consisting of one share of Class A common stock, $0.0001 par value per share, and one redeemable warrant: 0 holders

Class A common stock, par value $0.0001 per share: 1 holder

Warrants, each whole warrant exercisable for one share of Class A common stock at an exercise price of $11.50 per share: 0 holders

Pursuant to the requirements of the Securities Exchange Act of 1934, Minority Equality Opportunities Acquisition Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

MINORITY EQUALITY OPPORTUNITIES ACQUISITION INC.

Date: August 18, 2023	By:	/s/ Shawn D. Rochester
	Name:	Shawn D. Rochester
	Title:	Chief Executive Officer